

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 18, 2010

Mr. James R. Maronick, Chief Financial Officer
Solitario Exploration & Royalty Corp.
42510 Kipling St., Suite 390
Wheat Ridge, CO 80033

      Re: **Solitario Exploration & Royalty Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 13, 2009
              File No. 1-32978

Dear Mr. Maronick:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director